2020 ANNUAL REPORT

Exchanges and Other Markets Exchange of Capabilities, Insights and Expertise Where Network Pathways Connect and Intersect The Multiplier Effect of All the Connections We Make Reliability Permanence Saul Stone & Company, 1924 Strength SAME COMPANY. NEW NAME.

We connect clients to the global markets ecosystem through institutional-grade platforms, end-to-end clearing and execution, and high-touch expertise.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (IN MILLIONS)


2020 $1,308.3
2019 $1,106.1
2018 $975.8
2017 $784.0
2016 $671.0

INCOME BEFORE TAX (IN MILLIONS)


2020 $206.7
2019 $111.0
2018 $101.5
2017 $15.2
2016 $72.7

TOTAL ASSETS (IN MILLIONS)


2020 $13,474.9
2019 $9,936.1
2018 $7,824.7
2017 $6,243.4
2016 $5,950.3

STOCKHOLDERS' EQUITY (IN MILLIONS)


2020 $767.5
2019 $594.2
2018 $505.3
2017 $449.9
2016 $433.8

NET ASSET VALUE PER SHARE


2020 $39.61
2019 $31.15
2018 $26.72
2017 $24.02
2016 $23.56

4 I 2020 ANNUAL REPORT

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2020	2019	2018	2017	2016
Operating revenues	$ 1,308.3	$ 1,106.1	$ 975.8	$ 784.0	$ 671.0
Transaction-based clearing expenses	222.5	183.5	179.7	136.3	129.9
Introducing broker commissions	113.8	114.7	133.8	113.0	68.9
Interest expense	80.4	142.0	70.5	32.7	19.5
Interest expense on corporate funding	23.6	12.7	10.2	9.4	8.8
Net operating revenues	**868.0**	**653.2**	**581.6**	**492.6**	**443.9**
Compensation and other expenses:					
Compensation and benefits	518.7	393.1	337.7	295.7	263.9
Trading systems and market information	46.3	38.8	34.7	34.4	28.0
Professional fees	30.2	21.0	18.1	15.2	14.0
Non-trading technology and support	28.4	20.1	13.9	11.6	7.1
Occupancy and equipment rental	23.5	19.4	16.5	15.2	13.3
Selling and marketing	12.2	5.2	6.2	4.0	5.1
Travel and business development	8.9	16.2	13.8	13.3	11.5
Communications	7.0	6.6	5.4	5.0	4.7
Depreciation and amortization	19.7	14.0	11.6	9.8	8.2
Bad debts, net of recoveries and impairment	18.7	2.5	3.1	4.3	4.4
(Recovery) bad debt on physical coal	—	(12.4)	1.0	47.0	—
Other	29.6	23.2	20.1	21.9	17.2
Total compensation and other expenses	**743.2**	**547.7**	**482.1**	**477.4**	**377.4**
Gain on acquisition and other gains	81.9	5.5	2.0	—	6.2
Income before tax	206.7	111.0	101.5	15.2	72.7
Income tax expense	37.1	25.9	46.0	8.8	18.0
Net income	**$ 169.6**	**$ 85.1**	**$ 55.5**	**$ 6.4**	**$ 54.7**
Earnings per share:					
Basic	$ 8.78	$ 4.46	$ 2.93	$ 0.32	$ 2.94
Diluted	$ 8.61	$ 4.39	$ 2.87	$ 0.31	$ 2.90
Number of shares:					
Basic	18,824,328	18,738,905	18,549,011	18,395,987	18,410,561
Diluted	19,180,479	19,014,395	18,934,830	18,687,354	18,625,372
Selected Balance Sheet Information:					
Total assets	$13,474.9	$9,936.1	$7,824.7	$6,243.4	$5,950.3
Lenders under loans	$ 268.1	$ 202.3	$ 355.2	$ 230.2	$ 182.8
Senior secured term loan, net	$515.5	$167.6	—	—	—
Senior unsecured notes	—	—	—	—	$ 45.5
Stockholders' equity	$ 767.5	$ 594.2	$ 505.3	$ 449.9	$ 433.8
Other Data:					
Return on average stockholders' equity	24.9%	15.5%	11.6%	1.5%	13.2%
Employees, end of period	2,950	2,012	1,701	1,607	1,464
Compensation and benefits as a percentage of operating revenues	39.6%	35.5%	34.6%	37.7%	39.3%

2020 ANNUAL REPORT I 5

VISION & PHILOSOPHY In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. We started out with 10 people and less than $10 million in equity – but also with the conviction that relentless effort and execution, a clear focus on providing great service and value for our clients and a commitment to doing the right thing rather than the easy thing, would enable us to build a credible and recognized global financial franchise. Since then, we have focused on harnessing the remarkable power of compounding on our shareholder capital to become a bigger and more valuable business. This approach also enables us to create our own capital runway for growth – making us less dependent on the capital markets and allowing us to be flexible and opportunistic when we do seek capital. Ironically, the great financial crisis of 2008 created unexpected opportunities for us to accelerate our growth. In the face of a more rigorous and complex regulatory framework, we decided to invest in retaining our broad capabilities to better serve our clients, while many of our competitors withdrew from markets and narrowed their offerings. When these regulatory and related capital pressures forced consolidation amongst smaller players, we became an opportunistic consolidator – and at valuations that allowed us to keep compounding our book value without the need to incur significant amounts of goodwill. Since 2003, our steady, determined and disciplined approach has helped us achieve our compounding strategy, with our book value and market value both increasing at a compound annual growth rate of 30%, off the back of revenues that grew at 33% C.A.G.R. These growth rates remained in the mid-20% range despite headwinds resulting from the aftermath of the financial crisis and from becoming a larger and more mature business. We believe these rates make us a positive outlier in our industry. Today, operating under our new StoneX brand, we connect our clients to 36 derivatives exchanges, 175 foreign exchange markets, most global securities markets, and numerous bi-lateral liquidity venues. In addition to execution of financial trades, we also provide vertically integrated post-trade settlement, clearing and custody services. This is a unique product suite outside of the bulge-bracket banks, and it enables us to serve clients with bulge-bracket needs who have been cast aside or ignored by those institutions because of the regulatory burdens associated with serving them. This capability also creates “sticky” relationships with our clients. Through these relationships, we help our clients pursue trading opportunities, make investments, manage market risk and improve their performance. Increasingly, our ability to help clients access a broad array of financial products and markets with our combination of high-touch service and institutional- grade digital platforms is setting us apart from our peers and driving acquisition of new clients across four segments: commercial clients, institutional clients, retail clients and international payments clients. Our revenue stream is diversified by the client types above, by asset class and by geography, with a significant portion of recurring revenue derived from monetizing client balances in the form of interest and fee earnings on the float. Our businesses are supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms and our team of more than 2,900 employees, who serve 32,000 commercial and institutional clients, and 330,000 retail clients, from more than 40 offices spread across five continents (as of September 30, 2020). 1924 Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone. 1930 In the 1930’s, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME). 1970 In the early 1970’s, Saul Stone and Company became one of the major innovators on the CME’s International Monetary Market, bringing financial futures to the forefront of the industry. 1978 A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services. 1981 International Assets was established as an internationally focused boutique brokerage firm. 1983 Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade. OVERVIEW

StoneX Growth (US$ millions) 2000 FCC acquired Saul Stone and Company to become one of the nation’s largest commercial grain brokerage firms. 2004 International Assets acquired global payments business Global Currencies, thereby establishing a London office. 2007 International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities. 1994 International Assets was listed on NASDAQ. 2003 Current management team takes control of International Assets with a strategy to focus on wholesale execution. 2008 FCStone acquired Nashville-based Globecot, cotton specialists. 2007 FCStone acquired Chicago-based Downes-O’Neill, dairy specialists. Operating Revenue Book Value of Equity Market Value of Equity $1,400 $1,200 $1,000 $800 $600 $400 $200 -- 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 $1,308.3 $991.3 $767.5 CAGR 32.6% 29.6% 29.5%

2009 International Assets Holding Corporation and FCStone Group, Inc. merged. 2010 Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company. 2010 The Company acquired Hanley Group companies to expand the group’s OTC trading business. 2011 International Assets Holding Corporation changed name to INTL FCStone Inc. 2011 Ambrian Commodities Limited (“ACL”), was acquired to provide commodities execution capabilities in the key LME market. 2011 The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership. 2010 The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists. SHARE PRICE UNDER CURRENT MANAGEMENT BY THE NUMBERS 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 $60 $50 $40 $30 $20 $10 0 2003 2019 2020

36 Exchanges

15,000+ OTC Products

140 Currencies

Global Execution and Clearing Across Equities, Fixed Income, FX, Commodities, Metals and Crypto

32,000+ Institutional Clients

330,000 Retail Clients

$5.0B Customer Assets

$11B ADV + 168M Derivatives Contracts

$768M Equity Capital

40+ Offices

2,900+ Employees

49 Digital Platforms/Tools

180 Countries

$639.5M Net Segment Contribution

2012
The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.

2012
Online news and analysis subscription service Commodity Network is launched.

2012
The institutional accounts of Tradewire Securities, LLC. are acquired.

2013
INTL FCStone Markets LLC registers as a swap dealer.

2013
The Company exits its physical base metals business.

2013
Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.

2014
The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.

2015
The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.

Tested in 2020 by a global pandemic and significant macroeconomic tumult, your company responded by achieving a record return on equity of 24.9% and record earnings per share of $8.61. That this performance took place amid such unprecedented socioeconomic upheaval deepens our humility and our perspective, and our sympathies go out to all who have suffered personal loss during these trying times. Indeed, fortune plays a role in any success or hardship, and we recognize that our relative good fortune in 2020 puts us in the minority as compared to many other businesses that have struggled or failed during the pandemic. However, fortune also favours those who are prepared, and as such, we view our record results in 2020 as confirming the wisdom, resilience and efficacy of our strategy, our business model and our approach to managing risk. As a case in point, the international spread of COVID-19 caused an explosion in volatility of unprecedented proportions. Among the countless examples, the move of WTI crude oil into negative territory perhaps stands out most. This increase in volatility caused a massive expansion of our volumes, and with it, a corresponding increase in our risk – and at a time when our operational risk was exacerbated in unprecedented fashion by having nearly 95% of our people working from home. Yet, we succeeded in capitalizing on the opportunity that the increased transaction flow affords our model while limiting losses related to that same extreme volatility. Amid 2020’s challenges, your company also completed one of the largest and most immediately successful transactions in its history with GAIN Capital Holdings, Inc. We announced the deal in February – prior to the global onset of the pandemic and the market chaos that ensued – with terms based on GAIN’s 2019 calendar year financial performance, which included net revenue of $233.9 million and a loss of $60.8 million. Looking beyond the numbers at the time, we believed that adding GAIN’s businesses and electronic platform expertise would be immediately accretive to our earnings and ROE (per our acquisition criteria) while expanding our client base in the retail financial markets. Yet, the effects of the pandemic-driven volatility benefited GAIN’s business even more than ours, as GAIN posted net income of $91.6 million for the six months ending June 30, 2020. The transaction was completed on our initial terms in fiscal Q4 2020 and resulted in a substantial bargain purchase gain of $81.8 million in that quarter. Again, while fortune favoured us with the unexpected boost to GAIN’s performance (which accrued entirely to our shareholders), our preparation and approach over the longer arc of the process enabled us to capitalize on what has become one of the best financial deals your company has done. As a final note on this matter, the GAIN acquisition also marked our first foray into the institutional debt markets, as we worked with our investment bankers to raise $350 million in senior secure notes to help us finance the deal. While the price was higher than our liking, the notes were trading at a premium to the issue price at the time of this writing and, perhaps more importantly, this offering opens a new avenue for capital access should we need it in the future. Unfortunately, our record performance and our outlook going forward are not without headwinds. While market volatility spiked in response to the pandemic, interest rates plummeted to nearly zero across 2015 INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc. 2016 The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC. 2016 The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company’s global energy capabilities. 2017 The company re-launches the former independent wealth advisory service of Sterne Agee LLC as SA Stone Wealth Management Inc. 2018 The Company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce. 2018 The Company secures a post-Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA. CHAIRMAN’S LETTER the globe. Interest income on our cash balances is a significant component of our revenue mix and an important driver of earnings, but lower rates led to decreasing interest revenue – even while our cash balances increased significantly due to the GAIN acquisition and our successful organic growth. If, as the Federal Reserve projects, interest rates remain at virtually zero for the next few years, we may have to consider repricing our service offerings. In June of 2020, the company renamed itself StoneX Group Inc. and began the process of applying the new StoneX brand across our customer-facing subsidiary companies and platforms. More detail can be found in the pages that follow, but I’ll note that the new name was well received by the market and our client base and is, in my opinion, a massive improvement over its unwieldy predecessor. Talented and dedicated people also drive the value of our company, and in this context, I am pleased to welcome Annabelle Bexiga to our Board. She joined us in March 2020 after a distinguished career that includes leadership positions at AIG, J.P. Morgan, Bain Capital and TIAA. We are excited for the IT expertise Annabelle brings to our Board at a time when we are investing heavily in our systems and electronic platforms as keys to our future. In addition, the acquisition of GAIN allowed us to bolster our management ranks with Glenn Stevens (former GAIN CEO) and Diego Rotsztain (former GAIN General Counsel/Head of Corporate Development). They join our own Abbey Perkins (StoneX Group Inc. CIO) as the newest members of our Executive Committee. Numerous GAIN management team members have also taken on expanded responsibilities with us. As each year passes, we inevitably lose key members, too. This year, we bid a grateful but regretful adieu to Bruce Fields, who has retired from his role as Treasurer. Bruce did an outstanding job for us in managing our liquidity, the lifeblood of our business, enabling us to continue to achieve organic growth and pursue external acquisition targets. Bruce gives way to Kevin Murphy, who knows our company well through his work with us while at JP Morgan and Barclays. So we come to the end of a record year in which your company demonstrated the ability to grow and prosper in the most difficult conditions. Credit goes to our strategy, our management team and our model, but also to our response to the COVID-19 pandemic as led by our Business Continuity team and carried out by our employees. Those efforts enabled us to continue our story of consistent, long-term value creation for our shareholders. Since 2002, your company has grown operating revenue from $5.2 million to $1,308.3 million and net income from a loss of $300,000 to a profit of $169.6 million this year. Over the same period, shareholder equity has grown from $4.3 million to $767.5 million. While recognising the potential headwinds that ebbing volatility and persistently low interest rates may pose to our performance, I remain optimistic that the financial network and platforms we are building will continue to prosper and grow, and deliver increasing value to our shareholders and clients – now and over the long term. My thanks go to our shareholders for your continued confidence and support, and to our employees and service providers for all of the value they bring to our efforts each day. JOHN RADZIWILL Chairman 2018 INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts). 2019 The company acquires the futures and options brokerage business of Singapore-based UOB and becomes a fully regulated FCM in the Asia-Pacific region. 2020 INTL FCStone acquires the brokerage businesses of Tellimer Group in order to expand its capabilities in frontier and emerging markets. 2020 The company acquires Giroxx GmbH and IFCM GmbH to strengthen its offering in Europe. 2020 The company acquires GAIN Capital Holdings, Inc., significantly expanding its retail footprint through the addition of FOREX.com and City Index. 2020 INTL FCStone rebrands itself as StoneX, as the parent company becomes StoneX Group Inc. and its customer-facing subsidiaries change their names to incorporate the new brand name.

12 I 2020 ANNUAL REPORT We operate a global financial network that our clients use to trade, invest, manage risk and improve performance. We monetize activity over this network through commissions and spreads on trades, interest earned on client deposits and fees for our expertise and market intelligence. STRATEGIC POSITION & BUSINESS MODEL INTEGRAL PART OF THE GLOBAL FINANCIAL INFRASTRUCTURE Custody Clearing & Settlement Financial Network Payments Research Execution & Liquidity Consultancy $5.0 billion of Client Float across our FCM, Broker-Dealer and recently acquired Retail OTC business High value-add service provided through a team of over 300 risk management consultants Provide liquidity for clients across a wide range of financial products (exchange and OTC) Efficient clearing and settlement on 36 exchanges and across 170 foreign exchange markets Leading Market Intelligence online research portal featuring over 150 pieces of proprietary daily commentary across asset classes Member of SWIFT, delivering customer payments through a proprietary global network of 325 correspondent banks

2020 ANNUAL REPORT I 13 • Global access to over 36 exchanges and 15,000 OTC products • Global payment solutions in over 170+ countries and 140+ currencies • Forex.com and City Index, two of the largest and best-known retail trading brands in the world • Combination of digital trading platforms and high-touch service • Vertically integrated execution, clearing & custody • Clients in over 180 countries served by global footprint of 2,900 staff • Local presence provides “Boots on the Ground” to serve clients in virtually every global marketplace • Diversified across 330,000 retail and 32,000 institutional and commercial clients • Specific mid-market focus • Multiple touch points with clients creates stickiness • Long-term customer relationships drive recurring revenue • Management continuity since 2003 provides steady focus on strategy execution • Continued focus on key metric of 15% Return on Equity to compound capital • Diligent risk management to underpin growth and preserve capital growth • Disciplined focus on strategic acquisitions to complement organic growth • Increase the value of our network by adding new products, capabilities, markets and liquidity venues • Expand into client segments and geographies • Integrate our offerings, platforms, marketing strategy and client experience more tightly through digitization of our platforms • Market volatility drives revenue • Minimal exposure to directional market risk • Significant recurring revenue from interest and fees on $5+ billion of customer balances • Highly flexible cost structure targeting >50% of variable costs • Strong balance sheet with ample liquidity • Low correlation across asset classes and markets produces stable top- line growth Customers Long-Term Focus Products Resilience DIVERSE AND RESILIENT BUSINESS MODEL

14 I 2020 ANNUAL REPORT KEY PERFORMANCE INDICATORS RATIONALE: Implies growing our net earnings by a similar amount annually as our retained earnings grow. 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 2016 2017 2018 2019 2020 Compounding Capital Target: Annual shareholder return on equity of 15% TARGET: MET ROE RATIONALE: Measures productivity and efficiency in driving revenue through use of technology, leveraging existing client relationships and expanding our products and capabilities. 600,000 500,000 400,000 300,000 200,000 100,000 0 2016 2017 2018 2019 2020 Revenue Per Employee Efficiency in Driving Revenue Growth Target: Minimum return per employee of $500k per annum TARGET: MET RATIONALE: A highly flexible cost structure helps us protect our bottom line from the inherent cyclicality of the markets. However, our ratio of fixed costs to variable costs will begin to rise in coming years as we increase the digitization and scalability of our global network. Variable Cost Ratio70% 60% 50% 40% 30% 20% 10% 0% 2016 2017 2018 2019 2020 Flexible Cost Structure Target: >50% of our total costs variable to revenue TARGET: MET We have set out some simple but effective long-term key performance indicators to monitor our strategic progress and hold ourselves accountable to our goals. Given the constant evolution of our business, we make a point of evaluating periodically whether a given metric or target – and the rationale behind it – remains relevant to our performance and our goals. As such, we may add, adjust or discontinue certain KPIs from year to year.

RATIONALE: Ensure that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with our platform. 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% 2016 2017 2018 2019 2020 Compensation to Operating Revenue RATIONALE: Acting as a facilitator to our clients in accessing the global trading markets while taking minimal directional risk to ensure stable, consistent revenues. Marked-to-Market Revenue300 250 200 150 100 50 0 -$ 4,0 00 to -$ 5,0 00 -$ 1,0 00 to -$ 2,0 00 $0 to $1 ,00 0 $1 ,00 0 t o $ 2,0 00 $2 ,00 0 t o $ 3,0 00 $3 ,00 0 t o $ 4,0 00 $4 ,00 0 t o $ 5,0 00 $5 ,00 0 t o $ 6,0 00 $6 ,00 0 t o $ 7,0 00 $7 ,00 0 t o $ 8,0 00 Daily Revenues ($000’s) N um b er o f D a ys 80 1 1 17 203 269 110 39 23 12 $8 ,00 0 t o $ 9,0 00 $9 ,00 0 t o $ 10 ,00 0 Gr ea te r t ha n $ 10 ,00 0 8 5 5 RATIONALE: Calibrate our risk tolerance to avoid catastrophic losses that would impede our ability to function normally; ensure that bad debt is proportional to our annual operating revenue and earnings. Bad Debt(1) $14.0 $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $– 1.6% 1.4% 1.2% 1.0% 0.8% 0.6% 0.4% 0.2% 0.0% 2016 2017 2018 2019 2020 Bad debt, excluding impairment and physical coal M ill io ns As a % of Operating Revenues (1) In fiscal 2017 and 2018, bad debt excludes bad debt on physical coal of $47.0 million and $1.0 million, respectively. In fiscal 2019, bad debt excludes recoveries on bad debt on physical coal of $12.4 million. 2020 ANNUAL REPORT I 15 Compensation Ratio Target: Total compensation to operating revenue ratio of <40% TARGET: MET Risk Metrics – Bad Debt Expense Target: Bad debt <1% of annual operating income TARGET: MET Risk Metrics – De Minimus Directional Risk and Consistent Revenue Target: Consistently profitable daily revenue on a marked-to-market basis TARGET: MET

16 I 2020 ANNUAL REPORT Amid unprecedented global market conditions in 2020, StoneX achieved record results in nearly every respect – proving the resiliency of our business while increasing the strength, depth and breadth of our global franchise. Operating revenues exceeded $1.3 billion, shareholder equity now exceeds $767 million and net income reached $169.6 million, significantly eclipsing our prior year’s record performance. Earnings per share (diluted) rose to a record $8.61, up 96% over the prior year. We achieved a 24.9% ROE (return on equity), which exceeds our long-term target of 15%. OVERVIEW We recorded impressive growth in all of our key operational metrics, including trade volumes for listed derivatives (up 20%), OTC contracts (up 19%), average daily volume for securities (up 20%), average daily volume for FX/ CFD’s (up 611%), and aggregate client balances. These strong transactional metrics drove growth in operating revenue for each of our segments, while total segment income grew by 29% over 2019. Please see page 22-23 for a segment overview. We avoided any significant disruption to our business by COVID-19, as we continued to meet our clients’ needs while protecting the safety of our employees – approximately 95% of whom transitioned to a work-from-home environment once the scope of the pandemic became clear. More details on our coronavirus response can be found below. We completed the acquisition of GAIN Capital Holdings, Inc. our largest transaction to date, which has significantly deepened and broadened our retail client segment and added a leading digital capability that we can leverage more broadly. (More to follow.) Our customer float, a strong indicator of our market share and customer engagement, reached nearly $5 billion after the acquisition, almost doubling from 18 months ago. We now serve more than 32,000 institutional and commercial clients and more than 330,000 retail clients. The earnings power of the company has been fundamentally transformed by the GAIN acquisition and the strong growth of our client base. This is evidenced by our 2020 results, which speak to the earning power of the combined companies – albeit in a favorable market environment for both. We rebranded the company as StoneX because we believe it better reflects the company we are today and better serves our goal of becoming a leading global financial franchise. The continued expansion of our capabilities and the growth of our client footprint stand in stark contrast to many of our peers, and we have increased our recognition among clients and talent across the globe as a trusted financial service partner. For years now, we’ve been pursuing many of the principles and best practices that now fall under the rubric of environment, social and governance (ESG) policy through our existing corporate culture and its emphasis on ethical conduct toward, and fair treatment of, our clients, employees and other stakeholders. This year, we provide more detail on our approach to ESG on page 24. CHIEF EXECUTIVE’S LETTER

2020 ANNUAL REPORT I 17 In any typical year, our record financial performance would be the lead story of this letter by a long shot. Of course, 2020 proved to be anything but typical, as it posed historic challenges to all of our stakeholders. Yet, this past year also saw us seize some transformative opportunities. COVID-19 RESPONSE Clearly, our most significant challenge in 2020 was the global onset of the COVID-19 pandemic, and we share our sympathy and our empathy with those among us who have suffered personal loss. The coronavirus has also roiled markets worldwide and disrupted daily life in countless ways, creating exceptional hardships – and yes, in some cases, opportunities – for nearly all of our clients. Throughout the pandemic, we have remained focused on maintaining our ability to meet our clients’ needs while also protecting the safety of our employees, vendors and other stakeholders. From the beginning, we monitored the virus with an eye toward reacting with prudence over panic. As the global scope and potential impacts of COVID-19 became clear, we acted swiftly to institute new workplace policies and practices to ensure business continuity and safety. These included the transition to a 95% work-from-home model, in-office protocols aimed at reducing potential virus transmission, compliance with all applicable local health guidelines, a pause on all non-essential employee travel, and the dissemination of personal health and prevention guidance informed by CDC guidelines. One of the most notable successes of our coronavirus response was the nearly seamless transition of our robust in-person events program to an all-virtual footing. Company-hosted events play integral roles in how we deliver value to our clients, and they help drive the client acquisition efforts of our brokers and sales professionals. When the spread of COVID-19 in March 2020 began to trigger mass cancellations of in-person events in favor of “virtual” replacements, our Global Events team and Lead Generation team worked together to adapt their registration and promotional systems for virtual use quickly, as well as identify and fully implement a new virtual hosting platform in less than 30 days. This nimbleness and flexibility enabled us to not only host nearly as many events in fiscal 2020 as we did in fiscal 2019, but also increase registration for those events by 58% over the prior year. As a result of our success in these efforts, we’ve enabled our clients to continue to pursue their business objectives and our employees and vendors to continue supporting their families and their communities. We could not be prouder of the efforts of our Business Continuity and our management teams in “running toward” this challenge and acting decisively to provide solutions. Nor could we be more grateful to our employees for the vigilance, diligence and resolve they’ve displayed in providing exemplary service to our clients under these fluid and often difficult circumstances. As global commerce continues, however, so does our need to assess the market trends and dynamics that may affect our business going forward. The economic crises spurred by the effects of COVID-19 have led to increased market volatility and a reduction of interest rates globally. Our business performs best when we have moderate volatility and can earn a carry on our customer float. Volatility can increase risks for hedgers and provides money-making opportunities for speculators, so moderately higher volatility drives more activity over our platform from both types of clients. Conversely, low interest rates limit the amount of revenue we can generate from our customer account deposits. In 2020, our performance suggests that the benefits we captured from elevated volatility outweighed the drag from lower interest rates in the latter half of our fiscal year. While neither trend is likely to change until the pandemic abates, we can’t assume that their relative balance will persist in our favor over this time. Therefore, we will keep a close eye on volatility and maintain strict adherence to our risk controls as we move through 2021. “Throughout the pandemic, we have successfully met our clients’ needs while also protecting the safety of our employees.”

18 I 2020 ANNUAL REPORT GAIN CAPITAL AND OTHER ACQUISITIONS In July 2020, we completed our purchase of GAIN Capital Holdings, Inc. for $6.00 per share in an all-cash transaction representing approximately $237 million in equity value and a total transaction value of $329 million – a premium of 12% to GAIN’s tangible book value at the time. We financed the purchase consideration with a $350 million high-yield bond issue – effectively making our debut into the institutional debt markets. This in itself was a big step for our company and we were pleased that the offering was well received and many times oversubscribed and has traded strongly in the market since issue. This opens a new avenue for capital to fund our ongoing growth, if needed. Over time, we believe that we will be able to achieve even more-competitive financing terms as we further establish our credit market credentials. Founded more than 20 years ago with the intention of providing traders with low-cost access to foreign exchange markets, GAIN serves more than 130,000 retail and institutional investors through its FOREX.com and City Index online platforms, as well as a complementary futures business. It is the largest retail FX firm in the U.S. and has a significant presence in the UK, Europe and Asia. GAIN’s businesses add significant transaction flow from a new and large global retail client base – that we can process through our existing clearing and execution infrastructure. This enables us to aggregate flow and cross spreads internally more efficiently – in turn driving increased revenue capture. Additionally, our vertically integrated offering of both execution and post-trade clearing services allows us to internalize margins previously paid to third parties. The integration of GAIN into our business also added nearly $1bn in customer float and provided some obvious cost synergies through the elimination of GAIN’s public company costs and the consolidation of our two global infrastructures. From a strategic standpoint, we are adding a new retail segment that offers a substantial addressable market for us. We can leverage our global network and our products and services to enhance GAIN’s product offering to drive market share growth by capturing additional business from existing clients, as well as enable the acquisition of new clients. Finally, our integration of GAIN’s digital assets and expertise will also accelerate the digitization of our own platforms, which remains a strategic priority. At the time we agreed to the transaction in February 2020, we believed that this was a well-priced and structured transaction that achieved strategic objectives for both businesses and would be accretive in the short term to earnings, EPS and capital. What we could not foresee was the impact of COVID-19, which led to GAIN realizing record results as market volatility spiked, customer engagement soared, and record numbers of new accounts were opened. These positive results accrued to our shareholders under the terms of the contract and enabled us to realize a sizable gain through the income statement when we closed the transaction in July. GAIN’s exceptional results significantly de-risked an already well-structured transaction, provided us with additional capital, and boosted our core operating results by some 6% in ROE terms. In addition to GAIN, we completed three smaller but strategically significant acquisitions over the course of 2020. In Q1, we purchased the brokerage businesses of Tellimer Group, which increases the access we can offer clients to securities in emerging and frontier markets globally. We also acquired two German firms, GIROXX GmbH and IFCM Commodities GmbH, with the goals of expanding our offerings and buttressing our business lines against disruptions stemming from potential regulatory changes in Europe. CHIEF EXECUTIVE’S LETTER “GAIN’s exceptional results significantly de-risked an already well-structured transaction, provided us with additional capital, and boosted our core operating results by some 6% in ROE terms.”

2020 ANNUAL REPORT I 19 GIROXX provides online payment and foreign exchange hedging services to small and medium sized enterprises (SME’s) in Germany, Austria and Switzerland, and will partner with our Global Payments Division to offer SME’s the ability to hedge all parts of their production processes through one digital payments and hedging platform. As a long-time partner of our Metals Division, IFCM specializes in providing commodity price-risk management solutions for base metals clients across Germany and continental Europe. Each of these acquisitions falls in line with our patient and disciplined approach and met our longstanding criteria: a good cultural fit (client first), clear strategic value in the form of either client relationships or added capabilities and the ability to be financially accretive quickly. As the trend toward consolidation across the financial industry persists, we will continue to pair our opportunistic approach to acquisitions with prudent investments in organic growth. REBRAND TO STONEX Following 2019, in which we achieved record financial performance; we grew our franchise not only in strength and reach but also in the esteem of customers, prospects, peers and talent; and we pushed the digitization of our offering further forward through new and innovative trading and analytic platforms, we came to realize that one critical element lagged behind all of it: our brand. A brand plays essential roles in how a company is valued by investors, how it wins business in the marketplace and defends it from competitors, and how it can withstand challenges and risks to its reputation. For these reasons, we decided to rebrand the company with a forward-looking name that better captures the essence of the company we are today and where we plan to go from here: StoneX. While we considered other names, we chose StoneX for the following strengths: “Stone” is the most tangible, recognizable and long-standing component of our prior name – dating back to the original predecessor company founded by Saul Stone in 1924. In addition to providing continuity, it communicates strength and reliability. The “X” represents 1) exchanges, as in all of the markets we connect clients to, as well as execution and clearing on those exchanges, in OTC markets and within other liquidity venues, 2) the “exchange,” or sharing, of our services, capabilities, insights and expertise with clients, 3) “exchange” in the network sense, as in the point where network components and pathways intersect and increase connectivity, and 4) the multiplier effect, or “X-factor” that our network delivers in value to all of our stakeholders. And to be perfectly frank, its brevity was also a plus. Although launched in June, the changeover to StoneX continues across our platforms and communications materials as we navigate the myriad legal and regulatory complexities involved in renaming all of our customer- facing subsidiaries across the globe. But we’re confident that all our business lines are already deriving value from the change. “We decided to rebrand the company with a forward-looking name that better captures the essence of the company we are today and where we plan to go from here.”

20 I 2020 ANNUAL REPORT CHIEF EXECUTIVE’S LETTER ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORTING Increasingly, we find ourselves fielding questions from stakeholders and potential investors about our environmental, social and governance (ESG) policies, and what programs or initiatives we’re pursuing to support them. Our approach has always been more akin to a philosophy than a “policy” per se. We believe in playing by the rules, treating all of our stakeholders fairly, creating opportunities for our employees and rewarding them on merit, and “doing the right thing over the easy thing” in all that we do. Over the years, we’ve let many of our practices that fall today under the rubric of ESG arise organically out of these tenets – without feeling a need to report, catalogue or communicate them beyond this context. In having these ESG conversations, however, we are reminded of how essential our values, and the practices they inform, are to who we are as a company and the value we deliver to all our stakeholders. For this reason, we’ve decided to make a more concerted effort to share our efforts within the context of ESG going forward – beginning with a new section in this report (on pg. 26) that expresses our core vision. We are also developing a new section for our website that will provide a more thorough accounting of our ESG initiatives as they grow and progress. One of the highlights of our progress in 2020 is the growth of our Women in StoneX employee affinity group. Organized by one of our female Executive Committee members with support from our Board, Women of StoneX provides a constructive forum in which all of our employees can discuss how women at our company can navigate common workplace challenges and share advice on how to handle performance assessments, advocate for their own advancement, and take greater advantage of the opportunities afforded by the company’s entrepreneurial culture. LOOKING AHEAD Our core business performed strongly in 2020 despite the global economic tumult brought on by the pandemic, once again demonstrating both the resilience and the earnings power of our business model. Across the various – and often markedly different – market environments that have come and gone, we have been able to maintain our consistent record of growth. Since 2003, we have maintained a consistent record of significant growth – especially relative to peers and our industry overall. Specifically, we’ve grown operating revenue at a compound annual growth rate (CAGR) of 33%, book value at 30% CAGR and market value at 30% CAGR over this period. In many ways, it is in difficult and tumultuous markets that we see the most opportunity to differentiate ourselves to our customers by providing consistent service and trade execution when they need it most. These conditions also offer prime opportunities for us to expand our franchise through organic growth as other firms falter, or through disciplined acquisition as the industry continues to consolidate. We have reinvested our capital consistently into expanding our global financial services network, which offers market access across nearly all asset classes, vertically integrated execution and clearing and institutional-grade digital platforms. In effect, we offer bulge-bracket capabilities to mid-size clients, but pair those capabilities with high-touch, boots-on-the-ground service and expertise. This truly unique combination is nearly impossible to find in either the top or the second tier of our industry, and thus differentiates us from both larger and smaller competitors. It also creates “sticky” relationships that we can grow over the long term. “It is in difficult and tumultuous markets that we see the most opportunity to differentiate ourselves to our customers by providing consistent service when they need it most.”

2020 ANNUAL REPORT I 21 Past performance and present advantages will count for little unless we can leverage them to capture new opportunities, scale our enterprise further and fuel continued growth. The foundations for our continued success depend on management executing on the following key objectives. • Continue to build our ecosystem and expand our reach within the global financial markets – We must ensure that we constantly remain relevant to our clients by offering the best and most efficient access to financial markets and products. This will drive increased engagement and wallet share from existing customers and continue to drive market share for us as we are seen as the leading market access firm in the industry. We will pursue this objective by adding new trading venues, exchanges and market liquidity sources both organically and through acquisition where appropriate. • Grow and diversify our customer base – We estimate our market share on any given product or service we offer to be anywhere from <1% to 5%, which means that we have a significant addressable market and a long growth runway ahead of us. The financial markets are global and so is the opportunity they offer, which is why we have invested in a global footprint that enables us to seize that opportunity. Expanding the access we offer to the global markets ecosystem while our industry has been consolidating has driven organic customer growth and will continue to do so. We will also selectively look to grow our customer base through team hires and through acquisitions that meet our criteria. We will also look to diversify our customer base by geography, by size and by type, which adds to the resilience of our business model. We are unique in serving investors, speculators, banks, retail and commercial customers – all of which need the efficient access to the financial markets and the vertically integrated offering we provide. • Digitize our customer engagement – We continue to invest significantly in digitizing our trading platforms and client interfaces in order to provide clients with easier and more intuitive ways to pursue their financial market objectives. Our goal remains to improve client engagement while driving down our delivery costs – enabling us to increase margins and scale up our business globally without being constrained by physical infrastructure. • Drive capital formation – As a regulated financial services business, capital underpins our customer activity and our continued growth. As a public company, we have access to the equity capital markets and now more recently the institutional debt markets, as well as support from our banking partners. However, capital markets are fickle and our focus on ROE allows us to create our own capital runway to support our growth without being dependent on the markets. As we pursue these objectives and the significant opportunity they represent, we should also recognize all of the people whose efforts power our success every day. On behalf of the executive management team, I want to thank all of our colleagues for their exceptional contributions during this year of unprecedented challenges and achievements, our Board and advisors for their guidance, our bankers for their financial support and our stockholders for entrusting their capital to us. SEAN M. O’CONNOR Chief Executive Officer

22 I 2020 ANNUAL REPORT CLIENT TYPES & SEGMENT PERFORMANCE StoneX exists to deliver value to our clients – full stop. We work to build long- term relationships with them through our commitment to treating them fairly and ethically, our attention to their needs, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization. Global Diversified Client Base INSTITUTIONAL RETAIL Risk Profile RISK TAKERS Operating Revenue $624mm $140mm % of Total Revenue 48% 11% YoY +/- +21% +79% Segment Income $153mm $32mm % of Total Income 39% 8% YoY +/- +73% +395% Segment Margin 25% 23% Segment Description • Global trading, execution, clearing and provision of liquidity for institutional customers • Multi asset-class offering including domestic and foreign equities and options, broad range of fixed income products across the global credit spectrum and access to 36 derivative exchanges • Growing suite of institutional grade trading and analytics platforms • Leading retail trading platforms (FOREX. com and City Index) offering access to over 15,000 derivative products to over 130,000 clients globally • Network of over 650 independent advisors managing over $16bn in assets • Digital platform offering access to a broad range of precious metals products to retail investors and wholesalers Representative Clients/Own Brands • Fund managers • Broker-dealers • Investment advisors • Banks • Insurance cos. • Hedge funds • Introducing brokers • Financial institutions • Active retail and professional traders • White label of trading platform to institutions • Independent broker-dealers • Wealth management firms • Independent wealth advisors

As such, we find value in evaluating our business and performance from a client-centric perspective. After completing our acquisition of Gain Capital Inc. and its significant retail client base, we officially reconfigured our SEC segment reporting according four client types: commercial, institutional, retail and payments. Overall, total segment income rose by 29% over the prior year to $395M.

Global Diversified Client Base	COMMERCIAL	PAYMENTS
Risk Profile	RISK HEDGERS	TREASURY MANAGEMENT
Operating Revenue	**$432mm**	**$117mm**
% of Total Revenue	**33%**	**8%**
YoY +/-	**+7%**	**+4%**
Segment Income	**$142mm**	**$69mm**
% of Total Income	**36%**	**17%**
YoY +/-	**-2%**	**+4%**
Segment Margin	**33%**	**59%**
Segment Description	• Tailored risk management solutions for commercial entities • Capabilities include listed derivatives, bespoke structured products, physical trading • Expertise across all commodity verticals as well as FX and interest rates	• Platform to provide efficient transfer of funds into 170 non-G20 countries • Full-fledged domestic payments capability handling in-bound and out-bound payments in Brazil • Network of over 325 in-country correspondent banks ensures efficient and effective payments
Representative Clients/Own Brands	• Commercial hedgers • Producers • Wholesalers & merchants • Corporations • Introducing brokers • Traders • Grain elevators • Merchandisers • Importers • Exporters	• Financial institutions • Nonprofits • Government organizations • NGOs • Corporations • SMEs

2020 ANNUAL REPORT I 23

24 I 2020 ANNUAL REPORT StoneX recognizes that our business, and how we choose to operate it, creates impacts that reach beyond our client relationships and our bottom line to affect our physical environment, our society and the climate in which companies like ours conduct business. In our business philosophy, we strive to add value to our clients’ businesses over the long-term with an approach rooted in transparency, ethical conduct, guidance and trust. In our environmental, social and governance (ESG) approach, we strive to complement the positive impacts generated by our pursuit of that business philosophy (i.e. the value of our services to clients and the global economy, the jobs we create, the taxes we pay, etc.) while minimizing or offsetting the possible negative impacts (carbon footprint of operations, contribution to or perpetuation of perceived economic injustice or inequality) – but we must do so within the context of our responsibility as a public company to balance the needs of our shareholders, clients, employees and other stakeholders appropriately. In past years, we have let our approach to ESG arise organically from the corporate culture that we have cultivated since the current management team took over the company in 2003. The hallmarks of this culture that pertain most directly to ESG include: • Emphasis on ethical conduct, transparency and compliance with applicable regulations globally. • Empowerment of employees through an entrepreneurial culture featuring equality of access to opportunity, merit-driven advancement and compensation, and training and support. • Pursuit of diverse perspectives that add value throughout the organization and enhance our ability to conduct business globally. • Commitment to governance that provides appropriate checks and balances within the executive structure and aligns incentives with desired behaviors. This organic, culture-driven approach has produced a number of initiatives and best practices of which we are very proud, some of which we highlight below. Indeed, we recognize that we have reached a scale as an enterprise where a more deliberate and purposeful approach to ESG policy and reporting aligns more closely with our values and generates more value for all of our stakeholders. For these reasons, we have committed ourselves to a continual process of evaluating our ESG efforts and how we report our performance from year to year. ENVIRONMENT As a financial services firm operating nearly exclusively from office environments and providing most services electronically (via phone, Internet, etc.), we have tended to view the direct environmental impact of our operations as arising primarily from the resources our offices consume and the waste that they produce. In most instances, we defer to the conservation, recycling and waste reduction measures put in place by the companies from whom we lease our office space, and we expect our employees to comply with those measures. We also stage and travel to hundreds of in-person seminars, conferences and trade shows each year, and our front-office personnel frequently travel to client sites when doing so helps them serve our clients better. We recognize that all of these activities produce environmental impacts, and we are aware of the practices that many companies like ours commonly pursue to mitigate those impacts. These include leasing offices space in LEED-certified buildings, purchasing energy from renewable sources, switching to “paperless” office environments, and purchasing carbon credits to offset travel. We have begun the process of evaluating whether practices like these would generate net value for all of our stakeholders, and will report our findings and progress in these regards on our website. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2020 ANNUAL REPORT I 25 SOCIAL As a company, we are client- and shareholder-focused, but employee driven. Our success depends in large part on our employees’ ability and desire to provide exemplary service to our clients. We strive to empower them to do so through an entrepreneurial culture that rewards them for their efforts and initiative in the forms of competitive pay and benefits, opportunities to earn commissions (where applicable), merit-based bonuses and promotions, and opportunities to buy restricted stock in the company at reduced rates. Our employees are also full partners in our performance evaluation process and have access to numerous training and mentorship opportunities for developing their skills and advancing their careers. Employee Diversity As a global financial services business, StoneX Group Inc. recognizes the importance of diversity as it provides us with broader knowledge and skills to enhance performance and the service we can provide to our clients, as well as helping us to expand our understanding of the markets in which we operate. In addition to seeking out and including diverse perspectives and talent in our ranks, we also want to ensure that employees from diverse backgrounds feel empowered to share their experiences employees with similar diverse backgrounds and also with other employees with different backgrounds. Our newly established Affinity Group policy provides a framework for doing so that gives voice and agency to those of us with diverse backgrounds and experiences – but in ways that enlarge the perspective of all of our employees and bring us closer together as a company. Employee Safety & Wellness We believe that doing our part to maintain the health and welfare of our employees is a critical element for achieving commercial success. As such, we provide our employees with comprehensive health benefits and offer a wellness program that focuses on employee health strategies and includes a discount to employee medical premiums for the completion of wellness initiatives. We promote a culture of hard work and achievement that also strives to provide an appropriate work-life balance for our employees. We conduct employee surveys from time- to-time to collect feedback and incorporate into our planning. In addition, we offer employee assistance programs, including confidential assistance for financial, mental and physical well-being. Supply Chain Human Rights The history of commodity production and extraction is rife with human rights abuses, and there remain parts of the world where such practices persist today. As buyers and sellers of select physical commodities, including precious metals, we recognize the significant adverse impacts which may be associated with extracting, trading, handling and exporting commodities from conflict-affected and high-risk areas. Specifically, we are committed to ensuring that there is no modern slavery or human trafficking in our supply chain, and that our business activities do not help finance conflict in regions destabilized by war and abuse of human rights. For more detail about how we are pursuing these commitments, we invite you to read our Responsible Sourcing Policy and our Anti-Slavery Policy – both of which are available on our website. Community Giving As part of our promotion of a healthy work-life balance among our employees, we recognize that “life” takes place not only at home, but also in our broader communities. We also understand that employees feel more connected to both their communities and the company when we can help empower them to impact their communities in positive ways through volunteer efforts and charitable giving. For years, our employees have banded together with like-minded officemates and drawn on our resources and support to hold fundraisers, participate in fitness challenges, and host charity outings and dinners. We prefer this “democratic” approach over having executives direct our charitable giving to their own favored causes – however worthy those may be. To facilitate it, and to make it even easier for employees to make the difference that they want to make in our communities, we have developed StoneX Cares, an online portal that enables our employees to find local charities they support and donate their time or money, which we then match – up to a total for the company of $500,000 annually.

26 I 2020 ANNUAL REPORT GOVERNANCE Executive & Board Diversity Our commitment to harnessing the value of diverse perspectives for all of our stakeholders reaches to the very top of our organization. Two women serve on our nine-person Board of Directors – while two others serve on our 10-person Executive Management Committee, which is our highest-level strategic/operational body. We recognize that these somewhat recent additions do not constitute sea changes in our management composition, and may even seem overdue to some observers in the ESG space. However, they do represent progress for us – especially within a global financial services industry not known especially for its diversity – and we could not be more pleased with the ongoing value these women provide to our company through their talent, acumen and perspectives. Board Independence We are committed to maintaining the independence of our board as it relates to applicable rules and industry best practices because we believe doing so serves the best interests of our shareholders. No director is considered independent if he or she is an executive officer or employee of the Company or has a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In its annual review based on this criteria (in line with Rule 5600 of the NASDAQ Stock Exchange), the Nominating & Governance Committee of the Board determined that each of our directors qualifies as independent, with the exception of Sean O’Connor, who is the company’s CEO. While Mr. O’Connor is on the board, he does not serve as its Chairman. The roles of Chairman and CEO are split in accordance with widely recognized best practices with regard to maintaining board independence. John Radziwill serves as the company’s Chairman. Executive Pay Tied to Performance The pay for the members of our executive committee is closely tied to the financial performance of the company. Specifically, the annual cash bonus for each executive is based entirely on the company’s return on equity, a metric that is considered to be closely linked to stock price appreciation. A substantial portion of the annual cash bonus – generally 30% – is paid in the form of restricted company stock, which is purchased at a discount but vests over a three-year period. In addition, executives receive long-term cash awards, which generally vest five years following grant and their growth in value is also tied to the company’s return on equity. Executive compensation figures for 2020 can be found in our latest proxy statement. Financial Interest Requirements for Directors and CEO We require directors and our CEO to own a substantial equity stake in company stock. This requirement has been based on a meaningful percentage of the director’s or CEO’s most recent year’s cash compensation. In 2020, we reviewed our shareholding requirement and now require our directors and CEO to own an amount of company stock equal in value to three times their annual cash compensation, subject to a phase-in period for new directors. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2020 ANNUAL REPORT I 27 OFFICE LOCATIONS HEADQUARTERS New York (US) 155 East 44th Street, Suite 900 New York, NY 10017, USA Tel: +1 212 485-3500 Atlanta (GA) +1 470 378-3398 Alpharetta (GA) +1 404 836-7000 Bedminster (NJ) +1 908 731-0700 Chicago (IL) +1 312 780-6700 Birmingham (AL) +1 800 240-1428 Bloomfield (NE) +1 402 861-2522 Boca Raton (FL) +1 561 544-7611 Bowling Green (OH) +1 800 238-4146 Champaign (IL) +1 800 747-7001 Charlotte (NC) +1 800 334-1253 Dallas (TX) +1 833 798-8738 Fort Lauderdale (FL) +1 954 991-5022 Houston (TX) +1 713 820-4977 Indianapolis (IN) +1 866 825-7942 Kansas City (MO) +1 800 255-6381 Lawrence (KS) +1 785 338-9230 Miami (FL) +1 305 925-4900 Minneapolis (MN) +1 800 447-7993 Mobile (AL) +1 251 295-9432 Omaha (NE) +1 800 228-2316 Orlando (FL) +1 800 541-1977 Park City (UT) +1 415 230-5505 Powell (OH) +1 614 792-2690 Santa Monica (CA) +1 424 610-3897 Stamford (CT) Twin Falls (ID) +1 800 635-0821 West Des Moines (IA) +1 800 422-3087 US OFFICES Asunción (Paraguay) +595 21 624 197 Bangalore (India) Beijing (China) +86 10 6513 0855 Bogota (Colombia) +57 1 484 1650 Buenos Aires (Argentina) +54 11 4390 7595 Campinas (Brazil) +55 19 2102 1300 Campo Grande (Brazil) +55 67 2107 8300 Ciudad del Este (Paraguay) +59 59 7214 2960 Dubai (United Arab Emirates) +971 4 447 8500 Dublin (Ireland) +353 1 634 9140 Frankfurt (Germany) +49 (0)69 50 5060 4280 Goiânia (Brazil) +55 62 3432 7912 Hong Kong +852 3469 1900 Krakow (Poland) London (United Kingdom) +44 20 3580 6000 Luis Eduardo Magalhães (Brazil) +55 19 3515 2312 Luxembourg (Luxembourg) +352 4584841 Maringá (Brazil) +55 44 3033 6800 Mexico City (Mexico) +52 55 9171 1526 Montreal (Canada) +1 438 469-1889 Passo Fundo (Brazil) +55 54 2103 0200 Patrocinio (Brazil) +55 34 3199 1550 Primavera do Leste (Brazil) +55 11 3014 3298 Recife (Brazil) +55 81 3040 1900 Rio Verde (Brazil) +55 62 34327917 São Paulo (Brazil) +55 11 3509 5400 Shanghai (China) +86 21 5108 1234 Singapore (Singapore) +65 6309 1000 Sorriso (Brazil) +55 66 3212 4130 Sydney (Australia) +61 2 8094 2000 Toronto (Canada) +1 647 475 0451 Tokyo (Japan) +81 (0)3 5205 6161 INTERNATIONAL OFFICES

28 I 2020 ANNUAL REPORT Corporate Governance Statement The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations, accurate financial reporting, and diversity and inclusion. Executives The roles of Chairman and CEO are split and the Chairman is a non-executive independent director. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors. Board Of Directors The Company has a Board of Directors consisting of one executive and eight independent directors. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive director. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of at least three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert. Financial Reporting And Internal Control The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies. Investor Relations The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.stonex.com. Forward-Looking Statements This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including adverse changes in economic, political and market conditions, losses from the Company’s activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company’s actual results will not differ materially from any results expressed or implied by the Company’s forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance. STONEX GROUP INC.

2020 ANNUAL REPORT I 29 Executive Director Sean O’Connor Chief Executive Officer/President Officers William Dunaway Chief Financial Officer Xuong Nguyen Chief Operating Officer Philip Smith CEO – StoneX Financial Ltd Charles Lyon Executive Vice President of StoneX Financial Inc. Mark Maurer CEO – StoneX Markets LLC Kevin Murphy Group Treasurer Tricia Harrod Chief Risk Officer Diego Rotsztain Chief Governance & Legal Officer Aaron Schroeder Chief Accounting Officer David Bolte Corporate Secretary Abbey Perkins Chief Information Officer Glenn Stevens Head of Retail and Foreign Exchange Non-Executive Directors John Radziwill Chairman Private Investor Company Director Scott Branch Retired Company President Chairman Risk Committee Member Audit Committee John M. Fowler Chairman Compensation Committee Member Nominating & Governance Committee Private Investor Independent Consultant Annabelle Bexiga Member Audit Committee Member Compensation Committee Independent Consultant Company Director Diane Cooper Member Audit Committee Member Risk Committee Company Director Bruce Krehbiel Member Risk Committee Member Compensation Committee Chief Executive Officer, Kanza Cooperative Association Eric Parthemore Chairman Nominating & Governance Committee Member Compensation Committee Independent Consultant Steve Kass Chairman Audit Committee Member Nominating & Governance Committee Independent Consultant Corporate Headquarters And Stockholder Relations 155 East 44th Street, Suite 900 New York, NY 10017, USA Tel: +1 212 485 3500 Stock Listing The Company’s common stock trades on NASDAQ under the symbol “SNEX”. Company Information To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Kevin Murphy at the Stockholder Relations address or visit our website at www.stonex.com. Stock Transfer Agent And Registrar Computershare is the transfer agent and registrar for StoneX Group Inc. Inquiries about stockholders’ accounts, address changes or certificates should be directed to Computershare. To contact by mail: 462 South 4th Street, Suite 1600 Louisville, KY 40202

X I 2020 ANNUAL REPORT

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